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SECURITI  04016389 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

~~8-03600~~

8-46998

REPORT FOR THE PERIOD BEGINNING ___1/1/03___ AND ENDING ___12/31/03___
 　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Automated Trading Desk Brokerage Services, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 eWall Street
　　　　　　　　　　　　(No. and Street)

Mount Pleasant　　　　　　South Carolina　　　　　　29464
　(City)　　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Yancey　　　　　　　　　　　　　　(843) 789-2000
　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
　　　　　　　　(Name - if individual, state last, first, middle name)

Two World Financial Center　　New York　　New York　　10281-1414
　(Address)　　　　　　　　(City)　　　　(State)　　　　(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC
(S.E.C. I.D. No. 8-03600)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Deloitte

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Automated Trading Desk Brokerage Services, LLC:

We have audited the accompanying Statement of Financial Condition of Automated Trading Desk Brokerage Services, LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such Statement of Financial Condition presents fairly, in all material respects, the financial position of Automated Trading Desk Brokerage Services, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 20, 2004

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 550,992
Due from clearing broker	4,276,036
Financial instruments owned, at clearing broker - at fair value	831,198
Accounts receivable	1,441,576
Investments	389,220
Other assets	88,100
TOTAL ASSETS	**$ 7,577,122**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Financial instruments sold, not yet purchased - at fair value	$ 729,225
Accounts payable and accrued expenses	239,331
Total liabilities	968,556
MEMBER'S EQUITY	6,608,566
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,577,122

See notes to Statement of Financial Condition.

AUTOMATED TRADING DESK BROKERAGE SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. **ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

   Automated Trading Desk Brokerage Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company was organized in 1993 and is a wholly owned subsidiary of Automated Trading Desk, LLC (the "Parent").

   Nature of Operations - The Company generates its revenues by trading its proprietary account, primarily using various trading models, which result in very short-term, liquid equity positions. The Company also executes trades for various institutional clients, on a principal or agency basis, whereby trades are executed based on client negotiated weighted average pricing methodologies.

   Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the Statement of Financial Condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are prudent and reasonable. Actual results could differ materially from those estimates.

   Financial Instruments - Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. The fair value of trading positions is based on listed market prices. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

   Commissions Revenue - The Company acts as agent in trade execution for institutional clients earning commissions revenue which is recorded on trade date.

   Cash and Cash Equivalents - The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents, which includes money market funds.

   Trading Rebates and Access Fees – The Company earns trading rebates on certain transactions that provide liquidity to electronic communication networks ("ECN"), NASDAQ and other broker-dealers, and incurs access fees whenever it removes liquidity. In the Statement of Financial Condition, such rebates are netted against the access fees by counterparty and are included in Accounts receivable or Accounts payable and accrued expenses, as appropriate. At December 31, 2003, trading receivables and payables were $1,033,518 and $113,176, respectively.

   Depreciation - Equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of three to five years. All equipment was fully depreciated at December 31, 2003.

   New Accounting Pronouncements – In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* ("FIN No. 45"). FIN No. 45

requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Company adopted the recognition and measurement provisions of FIN No. 45 in fiscal year 2003 with no material impact on the Statement of Financial Condition.

The Company has adopted the provisions of several new accounting pronouncements, none of which has a material impact on the Company's Statement of Financial Condition. These pronouncements include Statement of Financial Accounting Standards ("SFAS") No. 149, which amends SFAS No. 133 in accounting for and disclosure of derivatives, SFAS No. 150, which clarifies accounting for financial instruments that have characteristics of both debt and equity, and FASB Interpretation No. 46, which clarifies when an entity should consolidate another entity when that entity is deemed to be a "variable interest entity".

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

3. INCOME TAXES

The Company is a single member LLC whose Parent is responsible for reporting the Company's income or loss under applicable tax statutes and regulations. The Company is treated as a disregarded entity under Federal income tax regulations. For Federal and state income tax purposes, the Parent is taxed as a partnership, and the taxable income or loss is reported on the individual income tax returns of the partners.

4. INVESTMENTS

Investments represent stock in the NASDAQ Stock Market, Inc. and preferred stock in the Company's clearing broker. The investment in the NASDAQ Stock Market, Inc. is recorded at fair value as of December 31, 2003. The investment in the preferred stock of the Company's clearing broker is carried at cost.

The Company also holds warrants in the NASDAQ Stock Market, Inc. As there has not been readily observable trading activity in the warrants and due to a decline in the value of the underlying stock during 2003, management believes that the ultimate exercise of the warrants is remote and therefore a value of $0 continues to be appropriate. The warrants expire in June of 2006.

5. RELATED PARTY TRANSACTIONS

The Parent provides the Company with overhead, and administrative and support staff and funds other operating costs which includes compensation of substantially all personnel. Pursuant to agreements with the Parent, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are assessed periodically throughout the year. The Company has no outstanding payable to the Parent at December 31, 2003.

In addition, ATD Technology Park, LLC ("Tech Park"), an affiliate and wholly owned subsidiary of the Parent, leases office space to the Company. See Note 9 for further discussion of the lease.

6. DUE FROM CLEARING BROKER

The Company clears proprietary and customer transactions through its clearing broker on a fully disclosed basis. The amount due from clearing broker relates primarily to proprietary trading activity.

7. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $4,945,869, which was $4,845,869 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ratio was .05 to 1.

The Company has a signed proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its Net Capital computation.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the Statement of Financial Condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the dates reported.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining very short-term proprietary trading strategies.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position or liquidity over and above any previously accrued amounts.

The Company entered into a fifteen year lease agreement beginning January 1, 2003 to lease office space and pay its allocated share of actual operating and maintenance expenses of the property and building with Tech Park. The Company is allocated 45% of the office space and the operating and maintenance

expenses. The lease requires the Company, the Parent and another subsidiary of the Parent to maintain certain levels of liquid assets, as defined, on a consolidated basis. During 2003, the consolidated entity, including the Company, was not in compliance with this covenant. On December 31, 2003, the Parent and the lending bank entered into a loan modification agreement which eliminated this lease covenant. This loan modification agreement requires the Parent to maintain certain consolidated net worth and defined earnings levels. At December 31, 2003, the future minimum aggregate annual rentals payable under the lease agreement with Tech Park are as follows:

Year	Amount
2004	$ 1,980,000
2005	1,050,000
2006	585,000
2007	585,000
2008	585,000
Aggregate amount thereafter	5,265,000

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 20, 2004

Automated Trading Desk Brokerage Services, LLC
11 eWall Street
Mount Pleasant, South Carolina 29464

In planning and performing our audit of the financial statements of Automated Trading Desk Brokerage Services, LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP